[BCE INC. LOGO]

News Release
For immediate release

BCE Statement

MONTRÉAL, Québec, June 29, 2007 – At the request of Regulation Services, on behalf of the Toronto Stock Exchange, to respond to articles that have appeared in the press today, the Board of Directors of BCE (TSX/NYSE: BCE) and the Strategic Oversight Committee confirm the company has received several proposals in the context of the review of strategic alternatives that is underway. The company is currently reviewing these proposals and will provide further details at the appropriate time.

No assurances can be provided that this review of alternatives will result in any specific action being taken by the Company.

About BCE Inc.

BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE holdings include Telesat Canada, a pioneer and world leader in satellite operations and systems management, and an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States.

For inquiries, please contact:

Pierre Leclerc
Bell Canada, Media Relations
514 391-2007
1 877 391-2007
pierre.leclerc@bell.ca